UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               MEDIENT STUDIOS, INC.
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                                (Name of issuer)

                                   COMMON STOCK
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                         (Title of class of securities)

                                    30605U109
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  JUNE 9, 2014
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  30605U109

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power      35,759,724
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power 35,759,724
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned          35,759,724
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)    5.4%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Medient Studios, Inc. ("the company"), 13 Southern Boulevard, Savannah, GA 31405.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.  Source and Amount of Funds or Other Consideration

     The reporting person has expended personal funds, in the amount of $163,815.30, to purchase the shares. The reporting person has not used any borrowed funds to effect the purchases.


ITEM 4.   Purpose of Transaction

     The reporting person holds the shares, primarily, as a "venture capital" type of investment/speculation.

     The reporting person believes the company possesses tangible value, that is not being recognized in the marketplace. The arrangements with state and local government in Georgia, in particular, do not appear to be accorded the intrinsic value that they represent.

     While the reporting person believes the company has a visionary bus-iness model, and has established a number of important relationships, the reporting person is very disappointed that company management has seen fit to pay off company liabilities through massive issuances of common stock. The reporting person believes that this represents poor financial planning, and that it damages the willingness of long term investors to commit to the company's vision.

     While appearing to "swear off" any further share issuances, at various times, the company seems to continue to "fall off the wagon," and resort
to the "tried and true" method of "turning on the printing presses."   The
net effect upon the company's image is that, despite the intriguing story Medient has to tell, it is viewed by many as a kind of "banana republic."

     The company has gone through the functional equivalent of a prepackaged bankruptcy, with the increase in common shares outstan-ding from 40 or so million, in the fall of 2013, to the most recently reported 661 million. The notion that management has "no other options," other than massive share issuances, shows the desperate need for Medient to find candidates for its board of directors with experience in finding more appropriate, and legitimate, sources of capital, that do not damage the company's image and reputation in the investment community, and where common stockholders can feel that their equity ownership is PROTECTED, rather than cannabilized.

     As the company is effectively controlled by the CEO, the reporting per-son requests that the board of Medient seek to put at least one new board member on, directly representing outside shareholders, and unaffiliated with management, in order to restore confidence that the company will not continually resort to "revving up the printing presses," as an ongoing "fallback position" for capital raising.

     The reporting person may increase or decrease his position in the company, based on any number of factors.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on June 9, 2014, the reporting person has sole voting and dispositive power over 35,759,724 shares of Medient Studios, Inc.'s common stock. According to the company's 1st quarter 2014 Form
10-Q, as of May 16, 2014, there were 661,250,840 common shares outstanding. The reporting person is therefore deemed to own 5.4% of the company's common stock. Transactions effected by the reporting person, in the previous 60 days, were performed in ordinary brokerage transactions, and are indicated as follows:

04/10/14  bought 1,250,000 shares at .011
04/10/14  sold 255,000 shares at .013
04/14/14  bought 1,000,000 shares at .009
04/15/14  bought 375,000 shares at .009
04/16/14  sold 245,000 shares at .013
04/30/14  bought 25,000 shares at .008
05/01/14  bought 975,000 shares at .008
05/02/14  bought 605,556 shares at .007
05/05/14  bought 1,668,023 shares at .007
05/06/14  bought 2,601,421 shares at .006
05/07/14  bought 1,000,000 shares at .006
05/08/14  bought 1,500,000 shares at .005
05/09/14  bought 2,500,000 shares at .004
05/12/14  bought 2,880,000 shares at .004
05/14/14  bought 2,520,000 shares at .003
05/15/14  bought 3,000,000 shares at .003
05/20/14  bought 1,171,275 shares at .003
05/21/14  bought 4,199,600 shares at .002
05/22/14  bought 1,300,400 shares at .002
06/05/14  bought 1,250,000 shares at .002
06/09/14  bought 3,400,000 shares at .002


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

None


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  06/09/14
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor